(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-49916

CUSIP NUMBER 75689M101

For Period Ended: December 26, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RED ROBIN GOURMET BURGERS, INC.
Full Name of Registrant

Former Name if Applicable

6312 S. Fiddler’s Green Circle, Suite 200N
Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 26, 2004 on a timely basis because the Company requires additional time to correct its lease accounting practices in light of the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) on February 7, 2005 in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. After review of the February 7, 2005 letter, the Company’s management and the Audit Committee of the Board of Directors determined that the Company’s accounting for leases was not in conformity with generally accepted accounting principles as described in the SEC’s letter. Accordingly, the Company’s management and the Audit Committee of the Board of Directors determined that the Company’s previously issued consolidated financial statements, including those in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2003 and the related registered independent public accountants’ report, and those in the Company’s Quarterly Reports on Form 10-Q for the quarters ended April 18, 2004, July 11, 2004 and October 3, 2004 should no longer be relied upon. Further, management and the Audit Committee have determined that the Company’s unaudited financial results included in the Company’s press release issued on February 14, 2005 should no longer be relied upon.

In prior periods, the Company had recognized rent expense for its operating leases using a lease term that commenced when actual rent payments began, which generally coincided with a point in time near the date the Company’s restaurants opened. This generally had the effect of excluding the build-out period of its restaurants (during which the Company typically made no rent payments) from the calculation of the period over which rent was expensed. The Company has since determined that it should have recognized rent expense over a lease term that includes the build-out period, which in most cases will cause rent expense to be recognized sooner than previously reported. Further, in prior periods, the Company’s consolidated balance sheets reflected the unamortized portion of construction allowances funded by landlords as a reduction of the related leasehold improvements. The Company has since determined that construction allowances should have been recognized as deferred rent and amortized over the lease term as a reduction of rent expense. In addition, the Company’s statements of cash flows reflected construction allowances as a reduction of capital expenditures within cash flows from investing activities, rather than cash flows from operating activities. The Company is also evaluating the period of amortization of its leasehold improvements and the expected lease term used for determining deferred rent under its operating leases. The Company is working diligently to complete its review of these matters and to quantify the impact of the necessary adjustments on each of the affected prior periods.

The Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2004 was due to be filed with the SEC on March 11, 2005. The Company now expects to file its Annual Report on Form 10-K on or before March 28, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JAMES P. MCCLOSKEY	(303)	846-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For reasons described more thoroughly in Part III - Narrative, the Company will restate its financial results for prior years, including the most recent fiscal year ended December 26, 2004. As of the date of this filing, the Company is unable, without unreasonable effort and expense to provide a quantitative assessment of the impact that corrections to our lease accounting practices will have on fiscal 2004 and prior period results of operations. The Company is working diligently to complete its review of these matters and to quantify the impact of the necessary adjustments on each of the affected periods. The Company does not expect these adjustments to impact the amount of revenues or cash balances previously reported, nor will they affect the Company’s compliance with covenants under its current credit facility.

        During fiscal 2004, the Company opened 22 new company-owned restaurants and comparable restaurant sales for company-owned restaurants increased 7.5%. The Company’s franchise partners opened 17 new restaurants and reported franchise comparable restaurant sales increases of 5.8% in the U.S. and 4.8% in Canada. As of the end the year, there were 137 company-owned and 118 franchised Red Robin restaurants. The Company anticipates that total revenues for fiscal 2004 will increase $80.5 million, or 24.5%, to $409.1 million. The Company also expects significant increases in income from operations, net income and earnings per share for fiscal 2004 relative to the amounts reported and to be reported for fiscal 2003.

RED ROBIN GOURMET BURGERS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 11, 2005	By	/s/ John W. Grant
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).